EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Harbinger Group Inc.:

We consent to the use of our reports dated November 21, 2014, with respect to the balance sheets of Harbinger Group Inc. and subsidiaries (the Company) as of September 30, 2014 and 2013 and the related consolidated statements of operations, comprehensive income, permanent equity, and cash flows for each of the years in the three-year period ended September 30, 2014 and the related financial statement schedules, and management’s assessment of the effectiveness of internal control over financial reporting as of September 30, 2014, incorporated by reference in the prospectus, which is part of this registration statement on Form S-4, and to the reference to our firm under the heading “Experts” in such prospectus.

/s/ KPMG LLP
New York, New York
February 23, 2015